Exhibit 99.1

ICL GROUP LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Lilach Geva Harel, Adv. and Aya Landman, Adv., or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.00 per share, of ICL Group Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the 2024 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on Wednesday, July 17, 2024, at 10:00 a.m. (Israel time) at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, and via Microsoft Teams (meeting URL: https://teams.microsoft.com/l/meetup-join/19%3ameeting_NzdlMWZjYjEtZTU4OC00Y2E1LThmNDQtMTYxY2ViOGUwMDVl%40thread.v2/0?context=%7b%22Tid%22%3a%22802762d2-02c4-4677-98ba-54060a234204%22%2c%22Oid%22%3a%22c24a4bb8-71f6-47d6-8612-141e27ea57a2%22%7d,
and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for the Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE.  IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE RE-ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND THE EXTERNAL DIRECTOR NAMED IN ITEM 2 AND FOR EACH OF THE OTHER ITEMS SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

EACH SHAREHOLDER VOTING ON ITEMS 2 AND 4 WILL BE DEEMED TO HAVE CONFIRMED THAT HE/SHE/IT DOES NOT HAVE A “PERSONAL INTEREST” (AS DEFINED IN THE PROXY STATEMENT) IN SUCH PROPOSALS, UNLESS THE SHAREHOLDER HAS DELIVERED A WRITTEN NOTICE TO THE COMPANY NOTIFYING OF THE EXISTENCE OF A PERSONAL INTEREST NO LATER THAN 10:00 A.M. (ISRAEL TIME) ON JULY 16, 2024.  ANY SUCH WRITTEN NOTICE MUST BE SENT TO THE COMPANY VIA REGISTERED MAIL AT THE COMPANY’S OFFICES AT MILLENNIUM TOWER, 23 ARANHA STREET, 22ND FLOOR, TEL AVIV, ISRAEL; ATTENTION: AYA LANDMAN, VP, CHIEF COMPLIANCE OFFICER & CORPORATE SECRETARY.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ICL GROUP LTD.

JULY 17, 2024
GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND THE EXTERNAL DIRECTOR NAMED IN ITEM 2 AND “FOR” THE OTHER ITEMS SET FORTH BELOW.  PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.
Re-election of ten directors to serve as members of the Board of Directors of the Company, effective as of the date of the Meeting and until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal.

	FOR	AGAINST	ABSTAIN
Yoav Doppelt	☐	☐	☐
Aviad Kaufman	☐	☐	☐
Avisar Paz	☐	☐	☐
Sagi Kabla	☐	☐	☐
Reem Aminoach	☐	☐	☐
Lior Reitblatt	☐	☐	☐
Tzipi Ozer Armon	☐	☐	☐
Gadi Lesin	☐	☐	☐
Michal Silverberg	☐	☐	☐
Shalom Shlomo	☐	☐	☐

2.	Re-election of Dr. Miriam Haran to serve as an external director, within the meaning of the Israeli Companies Law, 1999, for a second three-year term.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.
Approval of an amendment to the Company’s Articles of Association in order to allow for indemnification and insurance of the Company’s directors and officers under the Israeli Economic Competition Law, 1988.

FOR	AGAINST	ABSTAIN
☐	☐	☐

4.
Subject to the approval of Proposal 3, approval of an amendment to the exemption, insurance and indemnification undertaking letter issued by the Company to each of its directors and officers to allow for indemnification and insurance in connection with proceedings under the Israeli Economic Competition Law, 1988.

FOR	AGAINST	ABSTAIN
☐	☐	☐

5.	Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company.

FOR	AGAINST	ABSTAIN
☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.